UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported)   **March 10, 2009**

LEGG MASON, INC.

(Exact name of registrant as specified in its charter)

Maryland	**1-8529**	**52-1200960**
(State or Other Jurisdiction of Incorporation)	(Commission File No.)	(IRS Employer Identification No.)
100 Light Street, Baltimore, Maryland		**21202**
(Address of principal executive offices)		(Zip Code)

Registrant's telephone number, including area code: **(410) 539-0000**

Not Applicable

(Former name or former address if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐   Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐   Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐   Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐   Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 5.02   **Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.**

(b)   Effective March 31, 2009, the employment of Peter L. Bain, Senior Executive Vice President, will end.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

LEGG MASON, INC.
(Registrant)

Date: March 12, 2009   By: /s/ Thomas P. Lemke

Thomas P. Lemke
Senior Vice President and General Counsel